Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (in thousands, except ratio data)

	Nine Months Ended September 27,	Year Ended December 31,
	2003	2002	2001	2000		1999		1998
Pre-tax income before adjustment for income or loss from equity investees or adjustment for minority interest in consolidated subsidiary	(7,664)	(29,614)	(41,027)	59,604		5,934		(43,341)
Add—fixed charges	1,990	2,916	3,109	2,560		4,251		2,273
Add – capitalized interest amortization	416	576	598	584		562		447
Less – capitalized interest	—	—	(634)	(302)		(1,761)		(219)
Less – minority interest	30	9	—	—		—		—

Pre-tax income before adjustment for income or loss from equity investees or adjustment for minority interest in consolidated subsidiary plus fixed charges	(5,228)	(26,113)	(37,954)	62,446		8,986		(40,840)

Fixed charges:
Interest expense	5	3	—	—		—		—
Portion of rent expense representative of interest	1,985	2,913	2,475	2,258		2,490		2,054
Capitalized interest	—	—	634	302		1,761		219

Total fixed charges	1,990	2,916	3,109	2,560		4,251		2,273

Ratio of earnings to fixed charges	— (a)	— (a)	— (a)	24.4	x	2.1	x	— (a)

(a) For the nine months ended September 27, 2003 and fiscal 2002, 2001 and 1998, earnings before income taxes plus fixed charges less income (loss) from equity investees and minority interests were insufficient to cover fixed charges by $7,218, $29,029, $41,063 and $43,113, respectively.